510 Burrard St, 3rd Floor
Date: March 31, 2016	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AURYN RESOURCES INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 25, 2016
Record Date for Voting (if applicable) :	April 25, 2016
Beneficial Ownership Determination Date :	April 25, 2016
Meeting Date :	June 16, 2016
McMillan LLP
Meeting Location (if available) :	1055 W Georgia St #1500
Vancouver, B.C., V6E 4N7
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	05208W108	CA05208W1086

Sincerely,

Computershare
Agent for AURYN RESOURCES INC.